SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

__________

CPI Corp.

(Name of Subject Company (Issuer))

CPI Corp. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.40 Per Share

(Title of Class of Securities)

125902106

(CUSIP Number of Class of Securities)

Jane E. Nelson

Secretary and General Counsel

CPI Corp.

1706 Washington Ave., St. Louis, Missouri 63103

Telephone: (314) 231-1575

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stanley H. Meadows, P.C.

Heidi J. Steele

McDermott, Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$30,000,000	$3,210.00

*

Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,500,000 outstanding shares of common stock, par value $0.40 per share, are being purchased at the maximum possible tender offer price of $20.00 per share.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

                This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) regarding the tender offer by CPI Corp., a Delaware corporation ("CPI" or the "Company"), to purchase for cash up to 1,500,000 shares of its common stock, par value $0.40 per share, including the associated Series A Participating Preferred Stock Purchase Rights issued under the Rights Agreement, dated as of March 13, 2000, between CPI and Harris Trust and Savings Bank, as Rights Agent, at a price not more than $20.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2005 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer (collectively, the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in this Amendment No. 2 to the Schedule TO (“Amendment No. 2”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto) or Amendment No. 1 to Schedule TO (including exhibits thereto), except as specifically stated in this Amendment No. 2. Accordingly, you are encouraged to read the information contained in this Amendment No. 2 in conjunction with the information contained in the Schedule TO as filed on December 30, 2005 and Amendment No. 1 to Schedule TO as filed on January 20, 2006.

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Items 1 through 11

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, copies of which were filed with the Schedule TO as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4), respectively, are hereby amended as follows:

1.

This Amendment No. 2 is filed to incorporate the press release dated January 25, 2006 that announced that the Company had extended the period of time for which the tender offer was open to midnight, Eastern time, on February 1, 2006.

2.

On January 25, 2006, the Company entered into the First Amendment to Amended and Restated Credit Agreement with the financial institutions that are or may from time to time become parties thereto and LaSalle Bank National Association, as administrative agent and arranger for the lenders. As a result, the condition to the tender offer that the Company amend its current credit facility has been satisfied.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated December 30 2005.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.*
(a)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.*
(a)(5)(A)	Press Release, dated December 30, 2005 announcing commencement of the offer.*

(a)(5)(B)	Press Release, dated January 20, 2006, announcing comparisons for the eight weeks ended January 7, 2006 compared to the eight weeks ended January 8, 2005 and the receipt of financing commitments.*
(a)(5)(C)

Press Release dated January 25, 2006 announcing the completion of the amendment to the current credit facility and the extension of the tender offer, incorporated by reference to CPI Corp.’s Current Report on Form 8-K filed with the SEC on January 26, 2006. File No. 1-10204.

(b)(1)

First Amendment to Amended and Restated Credit Agreement dated as of January 25, 2006 (the “Credit Agreement”), among the Company, the financial institutions that are or may from time to time become parties thereto and LaSalle Bank National Association, as administrative agent and arranger for the lenders, incorporated by reference to CPI Corp.'s Current Report on Form 8-K filed with the SEC on January 26, 2006. File No. 1-10204.

(d)(1)

CPI Corp. Employees Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204

(d)(2)

First Amendment to CPI Corp. Employee Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998) (Effective January 1, 1999), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204

(d)(3)

Second Amendment to CPI Corp. Employees Profit Sharing Plan and Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Form 10-Q filed 6/7/02. File No. 1-10204

(d)(4)	Third Amendment to CPI Corp. Employees Profit Sharing Plan and Trust, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2002 on Form 10-K filed 5/15/03. File No. 1-10204
(d)(5)	CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective 2/3/91), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1992 on Form 10-K filed 5/5/93. File No. 1-10204
(d)(6)

First Amendment to CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective February 3, 1991) Effective January 1, 1995, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(7)

CPI Corp. Restricted Stock Plan (As Amended and Restated Effective as of January 16, 1995), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(8)

CPI Corp. Stock Option Plan (Amended and Restated Effective as of December 16, 1997), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(9)

Form of Rights Agreement, dated as of March 13, 2000, between CPI Corp. and Harris Trust and Savings Bank (Incorporated by reference to the Registration Statement on Form 8-A of CPI Corp. dated March 14, 2000.)

(d)(10)

Stock Award and Restriction Agreement by and between CPI Corp. and David M. Meyer, effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(11)	CPI Corp. Performance Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(12)

CPI Corp. Non-Employee Directors Restricted Stock Policy (Restricted Stock Election) Adopted by CPI as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(13)

CPI Corp. Non-Employee Directors Restricted Stock Policy pursuant to the CPI Corp. Restricted Stock Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(14)	Restricted Stock Award Agreement, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPI CORP.

	By:	/s/ Gary W. Douglass

	Name:	Gary W. Douglass

Dated: January 25, 2006	Title:	Executive Vice President, Finance Chief Financial Officer